

SEC 16014567

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triple A Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2032 Armacost Ave
(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren M. Wibbelsman 310-929-9977
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 W. Olympic Blvd., Suite 875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Warren M. Wibbelsman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triple A Partners, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

See Attachment

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 1 day of March, 20 16 by Warren M. Wibbelsman,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



Signature (Seal)


ROSA HIDALGO
Commission # 2065131
Notary Public - California
Los Angeles County
My Comm. Expires Apr 20, 2018

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Oath or Affirmation
(Title or description of attached document)

—
(Title or description of attached document continued)

Number of Pages 1 Document Date 12/31/15

—
Additional information

INSTRUCTIONS

The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and county information must be the state and county where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of the document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information Is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document with a staple.

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AUDITOR'S STANDARD REPORT

To the Board of Directors and Members
of Triple A Partners, LLC

I have audited the accompanying statement of financial condition of Triple A Partners, LLC as of December 31, 2015, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Triple A Partners, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Triple A Partners, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1, Computation of Determination of Reserve Requirements Under Rule 15c3-3, Information for Possession or Control Requirements Under Rule 15c3-3, and SIPC Form 7 has been subjected to audit procedures performed in conjunction with the audit of Triple A Partners, LLC's financial statements. The supplemental information is the responsibility of Triple A Partners, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Computation of Net Capital Under Rule 15c3-1, Computation of Determination of Reserve Requirements Under Rule 15c3-3, Information for Possession or Control Requirements Under Rule 15c3-3, and SIPC Form 7 is fairly stated, in all material respects, in relation to the financial statements as a whole.



Joseph Yafeh, CPA

Los Angeles, CA
February 26, 2016

Triple A Partners LLC
Statement of Financial Condition
December 31, 2015

Assets

Cash	$	40,314
Accounts Receivable		2,050
Deposits Paid		1,000
Total Assets	$	43,364

Liabilities and Shareholders' Equity

Liabilities		
Commissions payable	$	5,000
Accounts payable		1,954
Total Liabilities		6,954
Shareholders' Equity		
Member's Equity		36,410
Total Shareholders' Equity		36,410
Total Liabilities and Shareholders' Equity	$	43,364

See Accompanying Notes to Financial Statements

Triple A Partners LLC
Statement of Income (Loss)
For the Year Ended December 31, 2015

Revenues		
Commission income	$	375,815
Reimbursed expenses		70,650
Total Revenues	$	446,465
Expenses		
Commission expense	$	318,300
Regulatory		4,160
Travel & Entertainment		58,696
Consulting		13,910
Professional fees		20,386
Rent		12,600
Other expense		18,567
Total Expenses	$	446,619
Net (Loss)	$	(154)

See Accompanying Notes to Financial Statements

Triple A Partners LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2015

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2014			$ 43,529	(6,965)	$ 36,564
Net (Loss)				(154)	$(154)
Balance, December 31, 2015			$ 43,529	$ (7,119)	$ 36,410

See Accompanying Notes to Financial Statements

Triple A Partners LLC
Statement of Changes in Financial Condition
For the Year Ended December 31, 2015

Cash Flows from Operating Activities		
Net (Loss)	$	(154)
Changes in operating assets and liabilities:		
Increase in accounts receivable	$	(2,050)
Decrease in prepaid expenses		378
Decrease in accounts payable		(82)
Decrease in commissions payable		(6,250)
Net cash used by operating activities		(8,158)
Cash Flow from Investing Activities		0
Cash Flow from Financing Activities		
Capital Investment		0
Net Decrease in Cash	$	(8,158)
Cash: Beginning of the Year		48,472
Cash: End of the Year		$ 40,314

See Accompanying Notes to Financial Statements

Triple A Partners LLC
Notes to Financial Statements
December 31, 2015

Note 1 – Organization and Nature of Business

Triple A Partners LLC (the "Company") is a Delaware limited liability company formed in 2008. The Company is a wholly-owned subsidiary of Triple A Partners, Inc. (the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. The Company acts as an introducer of private placements and hedge fund investments to its institutional clientele. The Company claims an exemption under Rule 15c3-3(k)(2)(i).

As a limited liability company, the member's liability is limited to the amount reflected in the member's capital account.

Note 2 – Summary of Significant Accounting Policies

Cash

The Company maintains its cash in a bank deposit account which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Revenue Recognition

The Company provides its services under terms of placement agent agreements, primarily under two different types of fee agreements. Under the first type of agreement, the Company receives a percentage of management fees and incentive fees earned by the investment manager of the hedge funds on the accounts introduced by the Company to the investment manager and/or the hedge funds. The Company's share of management fees due from the investment manager is recorded when the investment manager earns such fees from the underlying hedge funds. The Company's share of incentive fees earned by the investment manager is recorded on the day when the investment manager has met all the conditions to receive such incentive fees from the underlying hedge funds. Under the second type of agreement, the Company receives a flat fee based on percentage of total dollars invested by the investor introduced by the Company to the investment manager or the hedge fund. These fees are recorded upon the investor successfully making an investment in the underlying hedge fund. Fees under both types of agreements are recorded as commission income in the accompanying statement of operations.

Marketing and consulting fee revenue is recorded as services are provided per the terms of the related agreements.

Accounts receivable represents fees receivable at December 31 and are recorded at the invoiced amount and do not bear interest. Management believes that the accounts receivable at December 31, 2015 are fully collectible.

Summary of Significant Accounting Policies (continued)

Commission Expense

Commission expense is recorded when services are provided and related commission income and marketing and consulting fee revenue is recognized.

Accounting for Income Taxes

The Company is treated as a single member limited liability company for all relevant jurisdictions and its taxable income and taxes paid, if any, are included with the income tax return of the member. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2011.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Note 3 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $33,360 which was $28,360 in excess of its required net capital of $5,000. The Company's aggregate indebtedness of $6,954 ratio to net capital was .21 to 1.

Note 4 – Commitments and Contingencies

The Company subleases its office premises on a month to month basis. Total rent expense under the sublease was $12,600 for the year ended December 31, 2015.

Note 5 – Exemption from the SEC Rule 15c3-3

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements and possession or control provisions of Rule 15c3-3.

Note 6 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2015 through February 26, 2016, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Note 7 – SIPC Supplementary Report Requirement

During the year ended December 31, 2015, SIPC raised its member's assessment to 0.0025 of each member's securities business total revenue. The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e)(4) for fiscal year ending December 31, 2015 because the Company's SIPC Net Operating Revenues are under $500,000.

Triple A Partners LLC
Schedule I -- Computation of Net Capital Requirements Pursuant To Rule 15c3-1
December 31, 2015

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 36,410
Nonallowable assets:	
Accounts Receivable	(2,050)
Deposit paid	(1,000)
Net Capital	$ 33,360
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness	$ 464
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ 28,360
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 32,664
Computation of Aggregate Indebtedness	
Total liabilities	$ 6,954
Percentage of aggregate indebtedness to net capital	21%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d) (4):

Net capital unaudited	$ 38,360
Audit adjustments	(5,000)
Net capital audited	$ 33,360

See Accompanying Notes to Financial Statements

Triple A Partners LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2015

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

Triple A Partners LLC
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2015

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the possession or control provisions of Rule 15c3-3.

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
EXEMPTION REPORT REVIEW

To the Board of Directors and Members
of Triple A Partners, LLC

I have reviewed management's statements, included in the accompanying Exemption Report Review, in which (1) Triple A Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Triple A Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Triple A Partners, LLC stated that Triple A Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Triple A Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Triple A Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Joseph Yafeh, CPA

Los Angeles, CA

February 26, 2016


Triple A
Partners

www.tripleapartners.net

Exemption Request Form

Feb 4, 2016

Joseph Yafeh, CPA
11300 W. Olympic Blvd, Suite 875
Los Angeles, CA 90064

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Yafeh:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Triple A Partners LLC met the Section 240.15c3-3(k)(2)(i) exemption for the period January 1, 2015 through December 31, 2015.

Sincerely,

Warren Wibbelsman, CEO Triple A Partners LLC

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